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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 9.33G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Halozyme Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40637H109

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No. 40637H109

1.	Name of Reporting Person: Per Borgström		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,660,474

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,660,474

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,660,474

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 4.4%

12.	Type of Reporting Person: IN

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CUSIP No. 40637H109

1.	Name of Reporting Person: Eva Borgström		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,660,474

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,660,474

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,660,474

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 4.4%

12.	Type of Reporting Person: IN

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Item 1.
(a)	Name of Issuer: Halozyme Therapeutics, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 11588 Sorrento Valley Road, Suite 17, San Diego, CA 92121
Item 2.
(a)	Name of Person Filing: (i) Per Borgström (ii) Eva Borgström
(b)	Address of Principal Business Office, or, if none, Residence: 2325 Camino del Collado, La Jolla, CA 92037
(c)	Citizenship: (i) Sweden (ii) USA
(d)	Title of Class of Securities: Common Stock, par value $0.001 per share
(e)	CUSIP Number: 40637H109
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount beneficially owned: 2,660,474 (1)
(1)  Consists of 2,376,158 shares held by The Borgström Family Trust dated May 28, 1998; 94,772 shares held by The Bengt Jonas Borgström Trust dated June 27, 2005; 94,772 shares held by The Per Henrik Borgström Trust dated June 27, 2005; and 94,772 shares held by The Nils Peter Borgström Trust dated June 27, 2005. Per Borgström and Eva Borgström are trustees of The Borgström Family Trust and share voting and dispositive power with respect to the shares held by the trust. Bengt Jonas Borgström , Per Henrik Borgström and Nils Peter Borgström are children of Per Borgström and Eva Borgström. Bengt Jonas Borgström, Per Henrik Borgström and Nils Peter Borgström are citizens of the United States. The filing of this Schedule 13G shall not be construed as an admission that Per Borgström or Eva Borgström are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.
(b)	Percent of class: 4.4%
Based upon 60,047,039 shares of the issuer’s common stock outstanding as of December 31, 2005.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,660,474 (iii) Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,660,474

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Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PER BORGSTRÖM

January 17, 2006
Date

/s/ Per Borgström
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVA BORGSTRÖM

January 17, 2006
Date

/s/ Eva Borgström
Signature

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JOINT FILING AGREEMENT
     The persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of Halozyme Therapeutics, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of the 17 day of January, 2006

/s/ PER BORGSTRÖM
PER BORGSTRÖM

/s/ EVA BORGSTRÖM
EVA BORGSTRÖM

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